Direct Dial:	312/928-1172
Facsimile:	312/526-0680
E-Mail:	bstrohm@eqrworld.com

September 20, 2007

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Pam Howell, Special Counsel

Re:	Equity Residential
SEC Letter dated August 21, 2007 (“Comment Letter”)
File No. 1-12252

Dear Ms. Howell:

As requested by the Comment Letter, Equity Residential (the “Company”) hereby advises the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) that the Company will provide its response to the Staff’s comments contained in the Comment Letter no later than October 5, 2007, rather than by September 21, 2007, as the Company requires additional time for review and approval of the proposed additional disclosure to be contained in the Company’s response.

Please contact the undersigned (312-928-1172) or Gregory W. Hayes of DLA Piper US LLP (312-368-2155) with any questions.

Sincerely,

/s/ Bruce C. Strohm
Bruce C. Strohm
Executive Vice President and General Counsel

cc:           Gregory W. Hayes